

May 30, 2014

<u>Via E-mail</u>
Marc Sherman
Chairman of the Board
QSGI Inc.
1721 Donna Road
West Palm Beach, FL 33409

> **Re:     QSGI Inc.**
> **Form 8-K**
> **Filed May 28, 2014**
> **File No. 001-32620**

Dear Mr. Sherman:

We have reviewed your filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please revise to disclose whether your former accountant, Morison Cogen LLP, resigned, declined to stand for re-election, or was dismissed and the date thereof.  Please refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please revise your disclosure in the first paragraph to clarify that Morison Cogen LLP audited your financial statements for the years ended December 31, 2010 and 2009.  In addition, please revise your disclosure in the third paragraph to state whether Morison Cogen LLP's report for either of those years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification, such as the going concern uncertainty.  Please refer to Item 304(a)(1)(ii) of Regulation S-K.

3.  Please revise your disclosure in the second paragraph to clarify that there were no disagreements or reportable events during the two fiscal years ended December 31, 2010 and <u>any subsequent interim period preceding the resignation, declination or dismissal of Morison Cogen LLP</u>.  Please refer to Item 304(a)(1)(4) of Regulation S-K.

<u>Item 9.01 Financial Statements and Exhibits</u>

4.  Please file an updated letter from Morison Cogen LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Dave Meynarez, Chief Financial Officer